Exhibit 11

MIDWESTONE FINANCIAL GROUP, INC.
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2007	2006
Earnings per Share Information:

Weighted average number of shares
outstanding during the period	3,712,773	3,706,331

Weighted average number of shares
outstanding during the period
including all dilutive potential shares	3,758,782	3,771,216

Net earnings	$974,439	$1,918,892

Earnings per share - basic	$0.26	$0.52

Earnings per share - diluted	$0.26	$0.51

See note 4 of the accompanying notes to consolidated financial statements.